MANAGEMENT’S DISCUSSION& ANALYSIS – FISCAL 2012

This MD&A was prepared by management as at March 20, 2013, and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the year ended December 31, 2012. The information provided herein supplements but does not form part of the financial statements. This discussion covers the year and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars. Additional information relating to the Company, including the Company’s Annual Information Form, dated March 20, 2013, is available at www.sedar.com.

Forward looking statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea, in the putative class action lawsuit, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, future gold and copper production and grade, copper phase expansion, mine performance, construction schedules and completion dates, drilling plans and programs, growing resources, exploration programs, expanding exploration licenses, dividend plans, possible acquisition activity, estimates of capital and operating costs, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” plans,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions; (iii) the mine operations are disrupted or suspended due to acts of God, conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; or (x) those described in this MD&A. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Business of the Company

The principal business of Nevsun is the operation of the 60%-owned Bisha Mine in Eritrea, located in northeast Africa. The Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

The Company’s significant exploration and development projects include the construction of the Bisha Mine copper flotation circuit, exploration of the Northwest Zone, which is a potential satellite deposit to Bisha, and exploration of the recently acquired Mogoraib license area, including the historical Hambok mineral resource.

Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and NYSE MKT LLC (NYSE MKT) stock exchanges under the symbol NSU.

2012 annual highlights
  Operated safely and well below the industry LTI rate with no fatalities
  Produced 313,000 ounces of gold in 2012, exceeding the top end of guidance
  Revenues of $566 million, with average realized gold price per ounce of $1,671
  Generated $194 million of cash flow from operations
  Net income of $247 million
  Gold production forecast extended to the end of Q2 2013
  Copper expansion on budget and on schedule for mid-2013 commissioning
  Continued peer leading semi-annual dividend of $0.05 per share
  Increased mineral resource and reserve estimates from 2011/2012 drilling
  Commenced mining at the Harena satellite deposit
  Extended drilling program at Northwest Zone
  Acquired the Mogoraib exploration license, including the Hambok historical mineral resources
  Personnel expanded to support operations and strategy

Outlook for 2013

2013 Objectives

  Maintain top quartile safety performance at Bisha operations
  Execute on social and environmental commitments
  Deliver copper plant expansion on budget
  Complete successful transition to copper production in mid-2013
  H1 2013 – Produce 80,000 to 90,000 ounces of gold
  H2 2013 – Produce 60 to 80 million pounds of copper (for 2014 see below)
  Obtain expanded exploration rights and commence generative exploration in Eritrea
  Publish resources estimate for Northwest Zone and drill the historical Hambok resource
  Continue paying peer leading dividends

Operations

Bisha Mining Share Company (BMSC), Nevsun’s 60%-owned Eritrean registered subsidiary that operates the Bisha Mine, will conclude gold production in late Q2 2013. The oxide ore mineral reserve estimate of 167,000 ounces is found in the technical report titled “Bisha Polymetallic Operation, Eritrea, Africa NI 43-101 Technical Report” prepared by independent engineers (effective date of reserves and resources May 31, 2012) (the Oxide Estimate) and dated August 31, 2012 (the 2012 Technical Report).

Nevsun expects cash costs per gold ounce will increase significantly compared with the 2012 average as a result of lower feed grades, longer haul distances, higher strip ratio and more drill and blast consumables.

After the conclusion of gold production, BMSC will de-commission and retain the carbon-in-leach plant so it can be put back into operation should Nevsun’s regional exploration efforts yield more oxide deposits.

On cessation of gold production in mid-2013, BMSC will commence commissioning copper concentrate production and optimization of the new facilities with a view to achieving commercial levels of production in late 2013.  BMSC expects to produce 60 to 80 million pounds of copper in concentrate in H2 2013 through processing nearly 900,000 tonnes of supergene ore from Bisha Main pit averaging 5.2% copper feed grade.  Based on the mine plan, the copper is expected to be contained in 100,000 to 120,000 tonnes of concentrate having copper grades of 30% or higher with gold and silver by-product credits.

In 2014, the Company anticipates a full year of copper production in the order of 200 million pounds of copper.

In February 2013, the Company announced that it completed a review of the exploration potential for its mining and exploration licenses, which highlighted a large number of high quality untested targets both in the immediate Bisha Mine are and surrounding properties. The Company has formulated a strategy to assess their potential and has commenced testing these targets. Bisha’s $9 million exploration budget in 2013 will fund approximately 18,400 meters of drilling, data evaluation and mineral resource estimation.

Exploration

Bisha Mine Area Exploration

BMSC recently completed a review of the geophysical and geochemical database for the immediate Bisha Mine area.  This review highlighted a substantial number of targets that had not been tested or were partially tested prior to the commencement of mine development.  Many of these targets are immediately along strike of Bisha and have the potential to provide near term new resources for the Bisha operations.  BMSC has begun testing these high priority targets with an initial 2,400 meters of drilling.

Northwest Zone

The Northwest Zone, located 1.2 kilometers northwest of the Bisha plant facilities, was discovered in 2003. Follow-up exploration work from 2004 to 2006 defined a 600 meter long zone of massive and stringer sulphide mineralization. Further work was deferred from 2007 to 2010 while the Bisha main deposit was being prepared for mining. A program of in-fill drilling began in 2011 and remains in progress. In 2013, 14,000 meters of drilling is planned to complete the in-fill program at the Northwest Zone and to explore for additional mineralization to the north, south and southeast.

It is anticipated that a new NI43-101 compliant mineral resource will be completed in the latter half of 2013 that will form the basis for a preliminary economic assessment of this zone.

Hambok Historical Resource Estimate and Further Drilling

Hambok is a copper-zinc massive sulphide zone located 16 kilometers southwest of the Bisha mill and has a historical NI43-101 compliant resource completed by the previous owner in 2009 on 57 historical diamond holes totalling 13,245 meters. Between 2010 and 2012, an additional 33 holes totaling 10,923 meters of in-fill diamond drilling and 42 holes totaling 2,675 meters of reverse circulation drilling targeting near surface gold potential was completed to further define the zone by the previous owner. BMSC is currently completing the assaying work from this drilling. BMSC’s objective is to determine if there are sufficient economic resources to truck to the Bisha mill.

BMSC also believes there is good evidence that there is significant resource expansion potential. Compilation of a significant amount of historical surveys and soil geochemical data has highlighted possible extensions to the deposit along strike and to the immediate west of the deposit. These targets have not been previously drill tested and BMSC has budgeted 2,000 meters of drilling to be completed at Hambok during 2013 to evaluate these high potential targets.

Mogoraib Regional Exploration

Preliminary analysis of historical data across the Mogoraib license has highlighted a number of primary targets of interest for additional exploration. Two of the areas have not been drilled previously and one area has seen only limited drilling with positive results. Although BMSC does not plan to drill test the areas in 2013, ground evaluation will begin in 2013 with a plan to pursue target testing in 2014.

Other Expansion Plans

In addition to exploration, the Company expects to consider the strategic timing of when to commence detailed design for the future zinc flotation circuit at the Bisha Mine. Also, the Company continues to review opportunities to acquire other gold and copper assets.

Highlights of the Bisha Mine

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining twelve year mine life. Nevsun is a 60% shareholder in BMSC, which owns and operates the Bisha Mine. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein. The top layer of the deposit is gold oxide material lying at surface that allowed an early payback of gold phase capital and has allowed for funding of the copper phase expansion. Mining of the gold oxide phase is expected to be completed at the end of Q2 2013. The copper flotation plant expansion is near completion with copper concentrate production scheduled to begin in mid-2013. Commissioning of the copper concentrate production will commence in mid-2013 and optimization of the new facilities is expected to be completed later in the year. The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

The remaining Bisha Mine production profile is as follows. The Supergene and Primary production statistics provided below are based on the 2012 Technical Report and are subject to the assumptions, qualifications and procedures set out in the 2012 Technical Report. For a complete description of such assumptions, qualifications and procedures, reference should be made to the full text of the 2012 Technical Report which is available for review on SEDAR under the profile for the Company located at www.sedar.com.

(1)	The gold oxide forecast includes Harena oxides and exceeds what was predicted from the mineral reserve estimate included in the 2012 Technical Report. With the increased gold production, the start of supergene phase is scheduled for early Q3 2013 in the above schedule, whereas the 2012 Technical Report, scheduled the start of supergene phase in early Q2 2013.
(2)	Does not include additional pyritic sand material recently exposed at base of oxides, currently estimated at 40,000 to 60,000 tonnes with high contained precious metals of at least 15 g/t gold and considerable silver. However further metallurgical testing and processing options are currently under investigation and clarity of more precise tonnage, grades and recovery (ie: saleability) are being explored and are expected to be reported on in Q2 2013.
(3)	Includes Harena sulphides.
(4)	The mine plan for the purposes of reserves determination contemplates a period of co-processing supergene and primary ores but BMSC has not made a final determination on this approach. BMSC will continue to evaluate and will advise if and when the approach is adopted.

Operating review

Key operating information – Bisha Mine:
	Q4 2012	Q3 2012	Q2 2012	Q1 2012	2012	Q4 2011	2011(1)
Ore mined, tonnes	426,000	316,000	500,000	349,000	1,591,000	668,000	1,898,000
Waste mined, tonnes(2)	2,602,000	2,590,000	1,659,000	1,826,000	8,677,000	1,984,000	7,716,000
Strip ratio, (using BCMs)(3)	7.1	10.3	4.0	6.2	7.4	7.0	5.8
Copper phase prestrip, tonnes	-	-	481,000	739,000	1,220,000	-	-
Tonnes milled	447,000	465,000	465,000	430,000	1,807,000	455,000	1,806,000
Gold grade (g/t)	3.85	7.40	6.93	6.58	6.21	8.33	7.55
Recovery, % of gold	84%	87%	85%	86%	86%	88%	88%
Gold in doré, ounces produced	46,000	98,000	87,000	82,000	313,000	101,000	379,000
Gold ounces sold	53,400	96,700	87,500	83,100	320,700	99,800	369,900
Gold price realized per ounce	$1,709	$1,681	$1,599	$1,712	$1,671	$1,685	$1,620
Comparative gold price(4)	$1,722	$1,652	$1,609	$1,691	$1,669	$1,688	$1,572
Cash cost per ounce sold(5)	$474	$307	$253	$277	$312	$314	$295
(1)	The 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 were considered pre-production and capitalized to mineral properties, plant and equipment.
(2)	All waste tonnes mined reflect updated rock density estimates.
(3)	The increase in the Q3 2012 strip ratio to 10.3 was in accordance with expectations. In addition, the strip ratio increased as a result of increased pit depth and the newly planned shallower pit walls due to updated geotechnical assessments, as noted in the 2012 Technical Report. Strip ratio levels similar to Q3 are expected to continue through-out 2013; however, a life of mine strip ratio of 6.6:1 is predicted in the 2012 Technical Report.
(4)	Average London PM Fix spot price.
(5)	Cash cost per ounce sold includes royalties and is a non-GAAP measure; see page 11 for more information.

Mined ore tonnage for Q4 2012 of 426,000 decreased from the 668,000 tonnes mined in Q4 2011 due to decreased ore mining in the Bisha main pit and the start of mining operations in the Harena satellite deposit. Mined waste tonnage for Q4 2012 of 2,602,000 increased from the 1,984,000 tonnes in the same quarter of 2011. As noted in the 2012 Technical Report, high strip ratios are expected to continue throughout 2013 due to increased pit depth and newly planned shallower pit walls resulting from updated geotechnical assessments.

The milled tonnage of 447,000 in Q4 2012 was consistent with 455,000 tonnes in Q4 2011. The gold grade for Q4 2012 of 3.85 g/t was lower than the Q4 2011 grade of 8.33 g/t and was consistent with management’s expectations as, during Q4 2012, ore was sourced primarily from the lower grade Harena satellite deposit while in Q4 2011 ore was sourced from the higher grade Bisha main deposit.

Gold recovery of 84% for Q4 2012, which was less than the 88% experienced in Q4 2011, was as expected and was attributable to changes in ore mineralogy.  The reduction of gold ounces sold to 53,400 in Q4 2012 from the 99,800 ounces sold in Q4 2011 is due to the lower levels of gold production in Q4 2012, which is primarily a result of the lower grades, as well as slightly reduced recoveries.

Mined ore tonnage for 2012 of 1,591,000 was 307,000 tonnes fewer than 2011’s 1,898,000 tonnes. Waste mining tonnage of 8,677,000 in 2012 increased from 7,716,000 tonnes in 2011. The increase in waste mined and decrease in ore mined resulted in an increased strip ratio of 7.4 for 2012, as compared to 5.8 for 2011. The increase in strip ratio results from the increased pit depth and newly planned shallower pit walls due to updated geotechnical assessments.

The milled tonnage for 2012 of 1,807,000 was consistent to that in 2011 of 1,806,000 tonnes.  The combined decrease in average grade in 2012 to 6.21 g/t from 7.55 g/t in 2011 and decrease in recovery in 2012 to 86% from 88% in 2011 resulted in fewer gold ounces produced in 2012 of 313,000 (2011 – 379,000 ounces) and gold ounces sold of 320,700 (2011 – 369,900).  The decrease in grade results from the shift to mining Harena ore for the majority of Q4 2012.  There was no mining of Harena ore in 2011.

Gold cash costs for 2012 were $312 per ounce on 320,700 ounces sold, net of $94 per ounce in silver by-product credits, while cash costs for 2011, following the declaration of commercial production on February 22, 2011, were $295 per ounce on 334,500 gold ounces sold post declaration of commercial production on February 22, 2011, net of $14 per ounce in silver by-product credits.  Gold cash costs for Q4 2012 were $474 per ounce on 53,400 ounces sold, net of $144 per ounce in silver by-product credits.  This represents an increase from the cash cost of $314 per ounce of gold sold in Q4 2011, which was net of $19 per ounce in silver by-product credits.  The increase in full year 2012 cash operating costs compared to full year 2011 and in Q4 2012 cash operating costs compared to Q4 2011 is attributed to: (i) fewer gold ounces sold as a result of lower grades and recoveries, which was expected; and (ii) higher fuel, mill consumables and labour costs.  These increases were, however, partially offset by the increased silver by-product credits which were a result of significantly higher silver grades in the ore processed and higher recoveries, particularly in Q4 2012.  Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see page 11 for more information.

New mineral resources and mineral reserves estimates

On September 7, 2012 the Company filed a Canadian National Instrument 43-101 compliant technical report, the 2012 Technical Report, with respect to the mineral resources and reserves estimates for the Bisha and Harena deposits. Expressed as contained metal, the copper reserves estimate increased 6% and the zinc reserves estimate increased 38% as of May 31, 2012, compared with the previous reserves estimate with an effective date of January 1, 2011.

As part of the mineral resources and reserves estimation review, the Company retained AGP Mining Consultants Inc. (AGP), an independent mining and geological consulting firm that had not previously reported on the property. AGP estimated the new mineral resources at Bisha. AGP’s estimate was in turn reviewed by an independent third party engineering company. AMEC Americas Limited estimated the new mineral resources at Harena. AGP also prepared the new combined Bisha and Harena mineral reserves estimate.

Copper phase development

The Company continued work on copper phase development activities during 2012, expending $62,053 on the copper phase during the year. Total capital for the copper phase expansion is expected to be approximately $125,000, including the copper plant, port facilities and concentrate container transport and handling equipment. The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant. As at December 31, 2012, $97,017 had been spent, ordered or arranged, thereby fixing over three quarters of the expected project costs. The copper flotation plant is targeted to be operational in mid-2013. The same firm, SENET of South Africa, is the engineering, procurement, and construction management contractor. Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Selected annual financial information

The following annual financial information for the years ended December 31, 2012, 2011, and 2010, were prepared in accordance with International Financial Reporting Standards (IFRS).

Fiscal years ended
In $000’s (except per share data)	December 31, 2012	December 31, 2011(1)	December 31, 2010(1)
Revenues	$566,039	$547,770	$-
Operating income	405,674	417,783	-
Net income (loss) for the year	246,696	250,034	(17,050)

Net income (loss) attributable to Nevsun shareholders	$145,262	$147,065	$(13,316)
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.73	0.74	(0.07)
Earnings (loss) per share attributable to Nevsun shareholders – fully diluted	0.72	0.73	(0.07)

Total assets	$873,696	$775,226	$356,180
Total long term financial liabilities	$38,717	$29,420	$110,777
Dividends	$19,947	$15,948	$-
(1)	Operations commenced 2011. The 2011 figures reflect operating results from February 22, 2011, the date commercial production commenced at the Bisha Mine.

Results of operations

The following variances result when comparing operations for the year ended December 31, 2012, with the year ended December 31, 2011 (in US $000s, except per ounce data). Refer to the audited annual consolidated financial statements.

Revenues:  The Company’s revenues for 2012 of $566,039 (2011 – $547,770) are comprised of revenues on gold sales of $535,945 (2011 - $543,153) and revenues on by-product silver sales of $30,094 (2011 - $4,617).  Gold revenues included sales of 320,700 ounces of gold (2011 – 334,500 ounces) at an average realized price of $1,671 per ounce (2011 – $1,620 per ounce).  These average realized prices per ounce of gold sold compare to the average market price per ounce (London PM Fix) of $1,669 for 2012 and $1,572 for 2011.  An additional 35,400 ounces of gold were sold in the 2011 pre-production period and were not included in revenue for the year, but were applied as a reduction of capitalized costs.  Included in revenues are silver by-product revenues for 2012 from sales of 962,000 ounces of silver (2011 – 142,000 ounces) at an average realized price of $31.28 per ounce (2011 – $32.52 per ounce).  Increased 2012 silver by-product sales over 2011 were a result of higher silver grade ore and higher silver recoveries.

Operating expenses: The Company’s 2012 operating expenses were $103,432 (2011 – $76,812). 2012 operating expenses were higher due to the inclusion of a full year of operating results compared to 2011, which included operating results from February 22 to December 31, 2011. In addition, the Company experienced higher labour, fuel and consumables costs as well as increased waste removal in 2012 compared to 2011.

Royalties: The Company incurs a 5% precious metals royalty on gold and silver doré sales. In 2012 royalty expenses of $27,898 (2011 – $27,283) were recorded on gold and silver sales.

Depreciation and depletion: In 2012, depreciation and depletion of $29,035 (2011 – $25,892) was recorded. The increase in depreciation and depletion is mostly attributable to the Company having a full year of operations in 2012. The comparative period included commissioning and pre-operating activities that ended on February 22, 2011, with the commencement of commercial production.

Administrative: Administrative costs for 2012 were $8,261 (2011 – $14,471) down $6,210 from 2011. The decrease is due primarily to a $5,903 decrease in non-cash share-based payments expenses resulting from fewer stock options having been granted by the Company from late Q1 2011 to late Q4 2012. As a result, for 2012, share-based payments expenses were $740, compared to the prior year, which were $6,643. In 2012, there was also a decrease in non-cash stock appreciation rights expense of $2,338 resulting from a decrease in the Company’s share price which resulted in a decrease in the stock appreciation rights liability. The decreases in share-based payment expenses and stock appreciation rights were offset by increases in business development costs of $852, salaries and benefits of $964 and legal fees of $466.

Income taxes: Income tax expense for 2012 of $154,049 (2011 – $155,857) is comprised of current income tax expense of $149,532 (2011 – $150,209) related to the BMSC mining operations at an effective rate of 38% and deferred income tax expense of $4,517 (2011 – $5,648).

Net income: Net income for 2012 was $246,696 (2011 – $249,326) of which $101,434 (2011 – $102,969) is attributable to non-controlling interest and $145,262 (2011 – $147,065) is attributable to Nevsun shareholders.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.

In $000s (except per share data)	2012 4th	2012 3rd	2012 2nd	2012 1st
Revenues	$98,944	$169,992	$147,713	$149,390
Operating income	59,893	125,482	109,671	110,628
Net income for the period	35,432	75,636	66,865	68,763

Net income attributable to Nevsun shareholders	20,245	44,211	39,568	41,238
Earnings per share attributable to Nevsun shareholders – basic(2)	0.10	0.22	0.19	0.21
Earnings per share attributable to Nevsun shareholders – diluted(2)	0.10	0.22	0.19	0.20

In $000s (except per share data)	2011 4th	2011 3rd	2011 2nd	2011 1st(1)
Revenues	$170,868	$186,502	$136,085	$54,315
Operating income	129,254	146,944	101,947	39,638
Net income for the period	78,336	89,200	60,605	21,893

Net income attributable to shareholders	46,652	53,323	35,287	11,803
Earnings per share attributable to Nevsun shareholders - basic	0.23	0.27	0.18	0.06
Earnings per share attributable to Nevsun shareholders - diluted	0.23	0.27	0.17	0.06
(1)	First quarter 2011 results reflect operating results from February 22, 2011, the date commercial production commenced at the Bisha Mine, to March 31, 2011.
(2)	Total earnings per share attributable to Nevsun shareholders for the four quarters of 2012 when added together do not agree to the annual figures due to rounding differences.

Explanations of variations from quarter to quarter are contained below and in prior quarterly MD&A’s.

Fourth quarter 2012 review

The following variances result when comparing operations for the three month period ended December 31, 2012, with the same period of the prior year (in US $000s, except per ounce data):

Revenues: The Company’s Q4 2012 revenues of $98,944 (Q4 2011 – $170,868) are comprised of revenues on gold sales of $91,237 (2011 - $169,000) and revenues on by-product silver sales of $7,707 (2011 - $1,868). Gold revenues included sales of 53,400 ounces of gold (Q4 2011 – 99,800 ounces) at an average realized price of $1,709 per ounce (Q4 2011 – $1,685 per ounce). Silver by-product revenues for Q4 2012 included sales of 239,000 ounces of silver (Q4 2011 – 68,000 ounces) at an average realized price of $32.25 per ounce (Q4 2011 – $27.47 per ounce). Increased Q4 2012 silver by-product sales over Q4 2011 were a result of higher silver grade ore and higher silver recoveries.

Operating expenses: The Company recorded operating expenses for Q4 2012 of $28,231 (Q4 2011 - $24,848). The increase from the comparative period results from increases in costs associated with fuel, mill consumables, and labour and costs associated with an increased volume of waste removal resulting from the higher strip ratio in Q4 2012.

Royalties: The Company incurs a 5% precious metals royalty on gold and silver doré sales. In Q4 2012 royalty expenses of $4,964 (Q4 2011 - $8,521) were recorded on gold and silver sales. In Q4 2012, the Company sold fewer gold ounces than in the same quarter in the prior year, resulting in lower royalties.

Depreciation and depletion: In Q4 2012 depreciation and depletion of $5,856 (Q4 2011 - $8,247) was recorded. Depreciation is primarily calculated using the units-of-production method with gold ounces produced and ore tonnes mined as the basis for the calculation. There were fewer gold ounces sold and fewer ore tonnes mined in Q4 2012 compared to Q4 2011, resulting in the lower depreciation and depletion figure for Q4 2012.

Administrative: Administrative costs, comprising head office salaries, professional fees, share based payments expense and other general and administrative expenses in Q4 2012, were $3,145 and were comparable to the administrative costs of $3,425 in Q4 2011.

Valuation and settlement of sale of Bisha interest to Eritrea Government

In October 2007 the Company entered into an agreement with ENAMCO whereby the State of Eritrea increased its interest in BMSC by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%. At the time, ENAMCO made a provisional payment of $25,000 and agreed to fund its share of the capital requirements for the development of Bisha. ENAMCO advanced $74,995 over the course of construction of the Bisha Mine to fund its share of the development. In addition ENAMCO provided a loan of $20,000 to Nevsun to assist the Company in financing its share of development costs.

Purchase price settlement:

During August 2011 the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine. After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company of $242,506. The gain has been recorded directly to retained earnings as it represents a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

Income tax related to the gain on disposition to ENAMCO was $92,848. Nevsun arranged for ENAMCO to take responsibility for the settlement of taxes and, accordingly, adopted a net-of-tax presentation on the balance sheet.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest are collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. The estimated amount to be collected in the next twelve months is recorded as a current asset.  Interest of $748 was recorded in Q4 2012 (Q4 2011 - $1,243) as finance income.  For the full year 2012, $3,677 (2011 - $3,625) of interest was recorded.

In 2011 the Company collected $27,088 of the purchase price receivable, including $598 of interest. A further $35,996 was collected in 2012, including interest of $1,773, leaving a balance due from ENAMCO of $63,130 at December 31, 2012.

Liquidity and capital resources

The Company’s cash and cash equivalents at December 31, 2012, were $396,404 (December 31, 2011 – $347,582). The Company is confident this cash, along with ongoing operating cash flows, will be sufficient to meet its ongoing operating and capital requirements.

During the year ended December 31, 2012, the Company generated $193,815 in cash flows from operating activities (year ended December 31, 2011 – generated $365,964). The difference in year over year operating cash flows arises principally from the $209,586 in income taxes the Company paid in 2012 (2011 – paid $36,000). Of the income tax payments made in 2012, $114,409 related to the 2011 fiscal year and the balance was on account of installments for 2012 fiscal year. The Company commenced paying quarterly tax installments in Q3 2011.

The Company used $88,091 in investing activities in 2012 (2011 – used $11,627). In 2011, the Company received $48,613 from sales of gold during the pre-production period. In 2012, the Company used $63,680 (2011 – used $21,650) in copper phase plant and equipment, $11,263 (2011 – used $6,105) in exploration work and $13,148 (2011 – used $33,717) in gold phase property, plant and equipment.

The Company used $56,902 in its financing activities in 2012 (2011 – used $56,900).  During 2012, the Company paid dividends to shareholders of $19,989 (2011 – $5,935) and distributed $68,000 to non-controlling interest (2011 – $nil) and received payments from non-controlling interest, as partial payment on the sale of 30% of the Bisha Mine, of $34,223 (2011 – received $26,490).  In 2011, the Company used $74,995 to repay loans and advances from non-controlling interest and used $6,414 to repay interest on such.  As the loans, advances and related interest thereon were extinguished by the end of 2011, there were no such payments in 2012.  In 2012, the Company spent $6,272 to repurchase and cancel 1,732,600 common shares.  No such repurchases and cancellations were made in 2011.

In 2012, the Company received $1,363 (2011 – received $7,459) from the issuance of common shares related to the exercise of stock options.

Commitments and contractual obligations

As of December 31, 2012, the Company had the following contractual obligations:
In US $000’s	Total	Less than1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$35,534	$35,534	$-	$-	$-
Mine closure and restoration	29,600	449	884	399	27,868
Minimum operating lease payments	4,348	4,348	-	-	-
Total contractual obligations	$69,482	$40,331	$884	$399	$27,868

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $7,500 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and restoration following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. Based on the specialist’s conclusions, the undiscounted amounts of the estimated obligations for restoration and closure of the operations, adjusted for estimated inflation of 3%, are approximately $29,600. While the Company has recorded the fair value for the mine closure and restoration obligation using a pre-tax discount rate of 4.84%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment. Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the US Actions). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011, and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends,” allegedly in violation of a disclosure duty under US Regulation S-K, and the departure of certain senior executives at the Bisha Mine. On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. The legal briefing of that motion was completed on November 7, 2012, and the Company is awaiting a ruling from the courts.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces, (ii) negligent misrepresentation, and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the US Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class. The Canadian Actions are expected to proceed more slowly than the US Actions, due to differences between US and Canadian procedural rules.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions. The Company believes the allegations are without merit and will vigorously defend itself in these actions.

Outstanding share data

As of March 20, 2013, the Company had 199,007,815 shares and 10,832,500 options issued and outstanding.

On March 19, 2012, the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allowed for the purchase of up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012. The purchases were authorized to commence no earlier than March 26, 2012, and continued until September 26, 2012. At completion of the repurchase program, 1,732,600 shares had been repurchased and cancelled for an aggregate cost of $6,272.

Non-GAAP measure

Cash cost is a non-GAAP (Generally Accepted Accounting Principles) performance measure and includes all costs absorbed into inventory, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. Total cash costs are divided by ounces of gold sold to arrive at per ounce cash costs. It is intended to provide additional information and does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate cash cost per ounce differently.

The following table provides a reconciliation from the financial statements to cash cost per ounce sold:

Cash cost per gold ounce sold:
	Q4 2012	Q3 2012	Q2 2012	Q1 2012	2012	Q4 2011	2011
Cost of sales (USD 000s)	$39,051	$44,510	$38,042	$38,762	$160,365	$41,614	$129,987
Less silver by-product revenues	(7,707)	(7,442)	(7,818)	(7,128)	(30,094)	(1,868)	(4,617)
Less non-cash items:
Depreciation and depletion	(5,856)	(7,160)	(7,745)	(8,274)	(29,035)	(8,247)	(25,892)
Share-based payments	(186)	(186)	(342)	(337)	(1,051)	(163)	(712)
Cash operating costs	$25,302	$29,722	$22,137	$23,023	$100,185	$31,336	$98,766
Gold ounces sold during operating period(1)	53,400	96,700	87,500	83,100	320,700	99,800	334,500
Cash cost per ounce sold	$474	$307	$253	$277	$312	$314	$295
(1)	The 2011 cash operating costs and gold ounces sold exclude results from the pre-operating period, January 1 – February 21, 2011.

Financial instruments and risk management

The following describes the use of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks:

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, trade receivables, and due from non-controlling interest. In order to manage credit risk, the Company deposits cash and cash equivalents kept in highly liquid instruments with high credit quality financial institutions. Such instruments are managed by independent financial managers with ultimate oversight by the Company. Given the strong credit ratings of these institutions, management does not expect any counterparty to fail to meet its obligations. Additionally, a high percentage of the funds are maintained in accounts outside of Africa. As at December 31, 2012, the Company’s credit risk related to the recovery of trade accounts receivable included receivables of $4,736 related to gold doré sales due from two customers. The sale of gold is at spot prices in world markets to internationally recognized, credit worthy precious metals refiners. As cash receipts following the gold sales are usually at same-day or next-day value, the Company does not consider credit risk associated with gold sales to be a significant risk. Further, the Company maintains separate and sufficient insurance and requires the transporters of its gold doré and the refiners to carry sufficient insurance to prevent loss during transportation or the refining process. The Company does not consider credit risk associated with the recovery of value added taxes (VAT) and other receivables, which at December 31, 2012 totaled $497, to be a significant risk.

Following the commencement of sales of copper concentrate, expected in the third quarter of 2013, the Company will also be subject to credit risk related to trade receivables from the sale of metal in concentrate. Sales of metals in concentrate are recognized when title passes. These concentrates will be generally sold under pricing arrangements where the final prices are determined by quoted market prices in a period subsequent to the date of sale. As a result, the estimated revenue will be recorded based on forward metal prices for the expected date of final settlement, resulting in the existence of an embedded derivative in the accounts receivable. This embedded derivative will be recorded at fair value, with changes in fair value recorded as adjustments to revenue as they occur. These adjustments will also reflect changes in quantities arising from final weight and assay calculations. The Company believes that its credit risk exposure on sales of concentrate will be limited as the Company intends to sells its product to large, international purchasers with high credit ratings, and may require purchasers to issue letters of credit with high credit quality financial institutions to support such purchases. Additionally, the Company intends to maintain separate and sufficient insurance and will require the transporters of its concentrates to carry sufficient insurance to prevent loss during transportation.

The Company is also subject to credit risk related to due from non-controlling interest, which at December 31, 2012 was $63,130.  Due from non-controlling interest is collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership.  Management expects that cash flow will be sufficient to allow collection in full from non-controlling interest and, as a result, credit risk on exposure on due from non-controlling interest is not considered to be a significant risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure. The Company’s objective is to ensure that there are sufficient financial resources to meet its liabilities as they come due, both under normal and stressed conditions, without incurring unacceptable losses or risking damage to the company’s reputation. In the opinion of management, the working capital at December 31, 2012 of $398,444, together with future cash flows from operations, is sufficient to support the Company’s operations and expansion plans.

Market risk

Price risk: The Company is, or will be, subject to price risk from fluctuations in market prices of gold, copper and other metals. As discussed above in respect of metals in concentrate, there is a time lag between the time of initial payment on shipment and final settlement pricing, and changes in the price of gold, copper and other metals during this period impact the Company’s revenues and working capital position. As at December 31, 2012, final metal prices for the Company's trade receivables on gold shipments have been determined, and as such, these trade receivables are not exposed to commodity price risk. The Company’s policy is not to hedge gold. Accordingly, as at December 31, 2012 and as of the date of this MD&A, the Company has not entered into any hedge contracts or other financial arrangements to minimize its commodity price risk.

Currency risk: Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. The Company’s functional currency is the United States dollar, and while metal sales are sold in US dollars, certain of the Company’s costs will be incurred in other currencies, namely the Eritrean nakfa, Canadian dollar and South African rand. Additionally, the Company also holds cash and cash equivalents that are denominated in these currencies which are subject to currency risk. Accounts receivable and other current and non-current assets not denominated in US dollars relate to goods and services taxes, income taxes, value-added taxes.

The Eritrean nakfa is directly tied to the USD and, accordingly, is not considered a currency risk. At December 31, 2012, net financial assets denominated in South African rand are $2,392 and net financial liabilities denominated in Canadian dollars are $2,165. A 10% strengthening of the US dollar against these currencies at December 31, 2012, with all other variables held constant, would have resulted in an estimated gain on the Canadian dollar denominated net financial liabilities of $196 and an estimated loss on South African rand denominated net financial assets of $217. As a result, management does not consider currency risk to be significant. Interest rate risk:

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk on any outstanding borrowings, but is exposed to interest rate risk on amounts due from non-controlling interest. A 1% increase or decrease in the interest earned from amounts due from non-controlling interest is estimated to be $600 and would result in a nominal increase or decrease in the Company’s after-tax net income.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's annual consolidated financial statements, respectively.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities and are accounted for prospectively.

Critical judgements in the application of accounting policies:

Information about critical judgements and estimates in applying accounting policies that have the most significant effect on the amounts recorded in the financial statements are as follows:

Commencement of commercial production: Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against those costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that its Bisha Mine reached the operating levels intended by management on February 22, 2011.

Functional currency: The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Capitalization of exploration and evaluation costs: Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans. During the year, the Company capitalized a total of $11,263 (2011 - $6,105) of exploration and evaluation expenditures.

Assets’ carrying values and impairment charges: The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on mineral resource and reserve reports by independent engineers on the Bisha Property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not readily determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company considers both external and internal sources of information in assessing whether there are any indications that property, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of property, plant and equipment. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties using an appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment.

Key sources of estimation uncertainty:

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

Mine closure and restoration costs: The Company has an obligation to reclaim its property after the minerals have been mined from the site. As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur. The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

Share-based payments: The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

Classification of current and non-current portion of due from non-controlling interest: In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Bisha mining operation. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future expansionary and non-expansionary capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

Operating expenses and valuation of work-in-progress inventory: In determining operating expenses recognized in the period, the Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of finished goods sold during the period. Changes in these estimates can result in a change in operating expenses in future periods and carrying amounts of inventories.

Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mineral property relate to reserves and resources that will be mined in a future operating period and therefore should be capitalized, the Company makes estimates. Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets the following: (1) it is probable the Company will be the future beneficiary of the stripping activity; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to property, plant and equipment and are depreciated on a units-of-production basis.

Income taxes: In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Contingencies: Due to the nature of the Company’s operations, various legal, tax or other matters can be outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to “Contingencies” in this MD&A.

Disclosure controls and procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted is recorded, processed, summarized and reported, within the appropriate time periods and is communicated to senior management, including the Chief Executive Officer and Chief Financial Officer on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

Internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth inInternal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

There has been no change in the Company’s internal controls over financial reporting during the fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

KPMG LLP, the Company's Independent Registered Public Accountants, have audited the annual consolidated financial statements of the Company for the year ended December 31, 2012, and have also issued a report on the internal controls over financial reporting based on the criteria established in theInternal Control - Integrated Frameworkissued by the Committee of Sponsoring Organizations of the Treadway Commission.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in accounting standards including initial adoption

No new accounting standards were adopted by the Company in 2012. However, the following standards that may be relevant to the Company have been introduced or revised by the IASB:

(a) Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. IFRS 12 is also effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

(b) Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

(c) Fair value measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the 2012 annual consolidated financial statements, there were no material transactions with related parties during the years ended December 31, 2012 and 2011.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration statements of this MD&A and approved its dissemination.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry, which is the acquisition, financing, exploration, development and operation of mining properties. The risks below, some of which are summarized elsewhere in this MD&A, are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk Revenue and profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities. In 2012, substantially all of the Company’s revenues were attributable to gold sales. In 2013, it is expected that the Company’s revenues will be derived from the sale of gold, copper and other metals, the market prices for which are volatile. The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk. The price of gold, copper and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the US dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold, copper and other metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies. Fluctuations in gold or copper prices may have a material adverse effect on the Company’s financial performance or results of operations. If the market price of gold or copper falls significantly from its current level, the mine development projects may be rendered uneconomic and the development of the mine project may be suspended or delayed. In addition, if the market price of gold and copper were to drop and the prices realized by the Company on gold sales and future copper sales were to decrease significantly and remain at this level for a significant period of time, profitability of the Company and cash flow would be negatively affected.

Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are diesel fueled. As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs.

Exploration, development and operating risks Mining operations generally involve a high degree of risk. The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the particular attributes of the deposit, such as size, grade and metallurgy, expected recovery rates of metals from the ore, proximity to infrastructure and labour, the cost of water and power, anticipated climatic conditions, cyclical metal prices, fluctuations in inflation and currency exchange rates, higher input commodity and labour costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Major expenses may be required to locate and establish additional mineral reserves. It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Foreign operation and political risk The Company conducts operations through foreign subsidiaries with financial assets in Barbados and mining operations in Eritrea, and substantially all of its assets are held in such entities. While the Company believes that the political climate of these countries and strong government support in Eritrea provide a favourable environment for its operations, there is no guarantee against any future political or economic instability in these countries or neighbouring countries which might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government. In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December 2009, the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Project, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December 2011, the UNSC provided additional sanctions guidance to member states. Effects of the sanctions could restrict the Company’s ability to fund its operations efficiently and to repatriate cash.

Other risks the Company could face in operating in foreign jurisdictions include terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Infrastructure risk Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Key executive risk The Company is to a large degree dependent on the services of key executives and senior personnel. The loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations. The Company competes with numerous other companies for the recruitments and retention of qualified executives and employees.

Expatriate and third-party nationals skills risk The Company’s Eritrean operations are the first modern commercial mining operation in that jurisdiction. As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions. The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Labour risk The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Mineral resource and mineral reserve estimate risk The figures for mineral resources and reserves presented in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized. Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral resources and reserves, including many factors that are beyond the Company’s control. The estimates are based on various assumptions relating to metals prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Production risk As is typically the case with the mining industry, no assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

  mining dilution;
  accidents;
  equipment failures;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  shortages of principal supplies needed for operations;
  strikes and other actions by labour; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations or mine expansion to experience unexpected problems during the startup phase. Delays often can occur in the commencement of production.

Need for additional reserves risk Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines.  The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR are subject to adjustment.  The Company’s ability to maintain or increase its annual production of gold and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.  The Bisha Mine has an estimated 12 year mine life remaining.

Permitting risk The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for any new or existing operations, or for additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property. Any failure to obtain or maintain requisite permits could have a material adverse effect on the Company and its future production.

Putative class action andlitigation risk Nevsun is party to legal proceedings, which, if decided adversely to the Company, may have a material effect on the financial or business position or prospects of the Company. Investors are urged to read the description of the pending legal proceedings set out under the heading, “Contingencies”. Any litigation could result in substantial costs and damages and divert management’s attention and resources.

Risks related to the construction, plant expansion, transition to supergene production at Bisha, and start-up of new mining operations or mine phases The success of construction projects, plant expansions and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and start-up, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of doré or concentrate production, the successful completion and operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

Environmental risk Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean-up work that may not be insured. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful and may become subject to liability for hazards that it may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations. The Company plans to comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

The Company adopted the International Finance Corporation (IFC) Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly. The plans have been subject to review by the host country, as well as part of an extensive due diligence by international bankers who at one time were considered for funding. The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management. Department heads for both Human Resources and Environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards. The Company continues to place significant emphasis on all social and environmental impacts of its operations.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused previous to the Company receiving title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Currency risk At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies. The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the Canadian dollar (CAD), South African rand (ZAR), and the Eritrean nakfa (ERN). While only a small portion of the Bisha mine’s operating expenses are denominated in ERN, which is currently pegged to the USD at 15 ERN to one USD, a re-valuation or de-pegging of this currency to the USD could expose the Company to additional currency risk. As of the date of this MD&A, the Company has not entered into forward contracts or other instruments to help manage its currency risk with respect to any of these currencies.

Funding risk The exploration, development, operations, acquisitions or other activities may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, operations, acquisitions or other activities of the Company including a loss of property interest. Historically, the Company has financed its activities through the sale of equity capital. The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs. Factors which may impact cash flows include changes in metal prices, taxes, operating costs, capital expenditures or other unexpected occurrences such as slowdown or stoppage of operations. Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

Counterparty risk The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; (ii) companies that have payables to the Company, including doré customers and non-controlling interest; and (iii) insurance providers. As a result the Company may become exposed to credit related losses in the event of non-performance by such counterparties.

Insurance risks Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Land title risk The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition risk The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis. Such current and future competition may result in the Company being unable to acquire desired properties.

Write-downs and impairments risk Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of ore believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels. The assumptions used in the valuation of work-in process inventories by the Company include estimates of gold contained in the ore stock piles, crushed ore piles, processing plant circuits, and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Derivatives risk In the future, the Company may use certain derivative products to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and fuel prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and integration risk From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

Any acquisition would be accompanied by risks. For example, a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental regulation risk The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters. No assurance can be provided that the Company will be successful in its efforts to comply with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Share price risk The market price of a publicly traded stock is affected by many variables not directly related to the success of the Company, including the market for all resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile. In the previous eight quarters, between January 1, 2011 and December 31, 2012 the Company’s shares traded in a range between Cdn $2.65 and Cdn $7.04.

Dividend policy riskThe Company has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that the Company will continue to pay dividends at the current yield or at all.

Conflicts of Interest Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT, which was previously the American Stock Exchange. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of reserves and resources

This MD&A uses the terms “reserves” and “resources” and derivations thereof. These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legallyextracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.